

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

<u>Via E-mail</u>
Gary A. Schuman
Chief Financial Officer
Integrated Surgical Systems, Inc.
401 Wilshire Blvd., Suite 1020
Santa Monica, California   90401

     Re: **Integrated Surgical Systems, Inc.**
              Form 10-K for the fiscal year ended December 31, 2011
              Filed March 28, 2012
              Forms 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012
              and September 30, 2012
              Filed May 11, 2012, August 15, 2012 and November 14, 2012
              File No. 001-12471

Dear Mr. Schuman:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Item 1. Business, page 3</u>

1.   We note your disclosure that in the future you may make an equity investment in the shares of a privately-held company that you may distribute to your shareholders by means of a dividend distribution. Please tell us how you plan to structure such a distribution, given that it appears your shareholders who will receive the shares as a dividend will be considered underwriters of the distribution of the shares, and therefore the exemption from registration under Section 4(1) of the Securities Act of 1933 would not be available for the resale of those shares by your shareholders. In this regard, please

also tell us how the transfers of Clearsign shares to your shareholders was consistent with Section 5 of the Securities Act and how you determined that transaction was "registered as part of the [Clearsign] offering," as you state in your Form 8-K dated April 26, 2011.

Item 8. Financial Statements and Supplementary Data, page 20

2.   Given the proportion of your assets comprised of investment securities and the proportion of your income comprised of income from such investment securities, please explain why you should not be considered an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940.

Forms 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3.   We reference the statement that you conducted an evaluation of the Company's disclosure controls and procedures as of December 31, 2011 and concluded that they were effective, as of *that date*. Please tell us the results of your assessments of disclosure controls and procedures as of March 31, 2012, June 30, 2012 and September 30, 2012. Please note that under Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b), you must perform an assessment of disclosure controls and procedures as of the end of the periods covered by each quarterly and annual report. Please also confirm to us that you will include the appropriate disclosure in future quarterly filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gary A. Schuman
Integrated Surgical Systems, Inc.
November 28, 2012
Page 3

You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief

cc: Andrew Hudders (via E-mail)